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                            March 6, 2024

       Stefan Berger
       Director
       Pegasus TopCo B.V.
       Robert-Bosch-Str. 32-36,
       72250
       Freudenstadt, Germany

                                                        Re: Pegasus TopCo B.V.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed February 27,
2024
                                                            File No. 333-274701

       Dear Stefan Berger:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       The Business Combination
       The Pegasus Board's Reasons for the Business Combination
       Consideration to be paid for the Target, page 122

   1. We note your response to prior comment 2. Please expand your disclosure to specifically explain the reasons for
increases in projected revenue and EBITDA for FY 2024 as
                                                        compared to actual
amounts achieved for FY 2023 and FY 2022 and clarify why these assumptions are
reasonable. Please also expand your disclosure to explain the underlying reasons for increases
in projected orders from your customers for FY 2024 as compared to FY 2023. Quantify
the impact of any new revenue products included in your
                                                        projections, such as
the commercial ET sales, and the basis for these projections. Also, clarify the specific
macroeconomic conditions and the industry growth trends to which
 Stefan Berger
FirstName  LastNameStefan Berger
Pegasus TopCo   B.V.
Comapany
March      NamePegasus TopCo B.V.
       6, 2024
March2 6, 2024 Page 2
Page
FirstName LastName
         you refer and how these are different than the conditions that existed in 2023. In this section, please also disclose the specific factors or contingencies that could impact achievement of the projections.
2.       Please revise your disclosure to clarify Schmid   s revised enterprise
value based on the
         2024 EBITDA forecast and the multiple that was used in its determination. To the extent the multiple used is greater than the median multiple of 16.0x of the comparable
         companies, please further explain Schmid   s premium technical product
and technology
         customer relationships that support this.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 175

3. In your response to prior comment 5 you indicate that given the uncertainty related to the future share price, the Company has, for the purposes of the Unaudited Pro Forma
         Condensed Combined Statement of Financial Statements, assumed the probability of meeting the share price requirements is zero and that the resulting fair value is immaterial.
         However, you also indicate that you will perform a fair value assessment to determine the fair value of the Earnout Shares as of the Closing Date and you will recognize that amount as an expense. Please further clarify why this expense is not recognized in your Pro Forma
         Combined Statement of Profit or Loss for the year ended December 31, 2022 in accordance with Article 11-02(a)(6)(i)(A) of Regulation S-X. Clarify the valuation methodology you will use to measure the fair value of these awards in accordance with
         IFRS 2 and how the significant inputs were determined.
Schmid's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 202

4. In your response to prior comment 6 you state that the retained earnings of your Chinese subsidiary amount to EUR 4,442,478 as of December 31, 2022 and are fully distributable.
         You further state that the amount of net assets of the Chinese subsidiary as of
         December 31, 2022 was EUR 36,866,231 before consolidation. Considering your disclosure on page 59 that for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law, it appears that the net assets of your Chinese subsidiary, excluding the retained earnings, are restricted net assets that may not be transferred to the parent in the form of loans, advances or dividends. Tell us the amount of net assets of your Chinese subsidiary after intercompany eliminations, and how you considered including Schedule 1, required by Rule 5-04 of
         Regulation S-X. In this regard, considering that the total combined net assets of the
         Schmid Group was negative, any restrictions placed on the net assets of subsidiaries with positive equity (after intercompany eliminations) would result in the 25% threshold being met and a requirement to provide parent company financial information. Refer to Rule 1-
         02(dd) of Regulation S-X for the definition of Restricted Net Assets. Please also tell us
 Stefan Berger
Pegasus TopCo B.V.
March 6, 2024
Page 3
      how you considered including the disclosures required by Rule 4-08(e)(3) of Regulation
      S-X.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameStefan Berger
                                                           Division of
Corporation Finance
Comapany NamePegasus TopCo B.V.
                                                           Office of Technology
March 6, 2024 Page 3
cc:       George Hacket
FirstName LastName